                                                                                   First Commonwealth
                                                                                   Financial Corporation
                                                                                   Old Courthouse Square
                                                                                   22 North Sixth Street
                                                                                   P.O. Box 400
                                                                                   Indiana, PA 15701-0400
                                                                                   724-349-7220 Phone
                                                                                   724-349-6427 Fax
                                                                                   www.fcbanking.com

                                                                                   August 2, 2005

BY EDGAR

Mr. Dale Welcome
Division of Corporation Finance
United States Securities and
            Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

     Re:       First Commonwealth Financial Corporation
                  Form 10-K for the Fiscal Year Ended December 31, 2004
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2005
                  File No. 001-11138

Dear Mr. Welcome:

          This letter responds to the comments raised in your letter of July 22, 2005.  Transmitted herewith is Amendment No. 1 to First Commonwealth Financial Corporation's Form 10-K for the Fiscal Year Ended December 31, 2004 (the "10-K Amendment") and Amendment No. 1 to First Commonwealth Financial Corporation's Form 10-Q for the Fiscal Quarter Ended March 31, 2005 (the "10-Q Amendment").  The text of your comment is set forth below followed by our response and an indication of where the comment has been addressed in the 10-K Amendment and the 10-Q Amendment.

Item 9A - Controls and Procedures

1.

We note your statement that "the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures as of the end of the period covered by this report pursuant to Exchange Act Rule 13a-15."  It does not appear that your certifying officers have reached a conclusion that your disclosure controls are effective for both the fiscal year ended December 31, 2004 and the fiscal quarter ended March 31, 2005.  Please amend your form 10-K and Form 10-Q for the respective aforementioned periods to address your officers' conclusions regarding the effective ness of your disclosure controls and procedures.  See Exchange Act Rule 13a-15(e) for guidance.

RESPONSE:

           We will revise our Form 10-K and Form 10-Q to include the following statement regarding the conclusions of our Chief Executive Officer and the Chief Financial Officer about the effectiveness of the design and operation of the Corporation's disclosure controls and procedures as of the end of the respective periods

      "Based upon that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures are effective."

Please see Item 9A of the 10-K Amendment and Item 4 of the 10-Q Amendment.

           In connection with this response, First Commonwealth Financial Corporation hereby acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosure in its report;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

           Please contact the undersigned at (724) 494-1106 if you have any additional questions or comments concerning the above-referenced filings.

                                                                        Sincerely,

                                                                        /S/ John J. Dolan

                                                                        John J. Dolan
                                                                        Executive Vice President and
                                                                        Chief Financial Officer